UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MSC INDUSTRIAL DIRECT CO., INC.
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

553530 10 6
(CUSIP Number)

Mitchell Jacobson MSC Industrial Direct Co., Inc. 515 Broadhollow Road, Suite 1000 Melville, New York 11747 (516) 812-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553530 10 6	SCHEDULE 13D	Page 2 of 9

1	NAME OF REPORTING PERSON Mitchell Jacobson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,591,275 (1)
	8	SHARED VOTING POWER 249,425 (2)
	9	SOLE DISPOSITIVE POWER 6,591,275 (1)
	10	SHARED DISPOSITIVE POWER 249,425 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,840,700 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 200,517 shares of Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of MSC Industrial Direct Co., Inc., a New York corporation (the “Issuer”), owned directly by Mr. Jacobson; (ii) 1,419,598 shares of Class B common stock (the “Class B Common Stock”), which are convertible into shares of Class A Common Stock on a share-for-share basis at any time, owned directly by Mr. Jacobson; (iii) 2,373,433 shares of Class B Common Stock held by trusts of which Mr. Jacobson is the settlor and over whose trustees Mr. Jacobson can exercise remove and replace powers; and (iv) 2,597,727 shares of Class B Common Stock held by grantor retained annuity trusts of which Mr. Jacobson is the settlor, sole annuitant and trustee, and other trusts over whose portfolio securities Mr. Jacobson exercises voting or dispositive power. Mr. Jacobson disclaims beneficial ownership of the 4,971,160 shares of Class B Common Stock held by these trusts.
(2)	Consists of shares of Class A Common Stock held by a family charitable foundation, of which Mr. Jacobson is a director, as to which shares Mr. Jacobson has shared voting and dispositive power (which shares are also reported as beneficially owned by Ms. Bennett). Mr. Jacobson disclaims beneficial ownership of all shares of Class A Common Stock held by the foundation.
(3)	Based on (i) 47,257,675 shares of Class A Common Stock outstanding as of March 15, 2023, as reported by the Issuer in its publicly filed Quarterly Report on Form 10-Q for the quarterly period ended March 4, 2023, and (ii) 6,390,758 shares of Class A Common Stock issuable to the Reporting Person upon conversion of the 6,390,758 shares of Class B Common Stock as set forth in (1) above.

CUSIP No. 553530 10 6	SCHEDULE 13D	Page 3 of 9

1	NAME OF REPORTING PERSON Erik Gershwind
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,909,604 (1)
	8	SHARED VOTING POWER 52,731 (2)
	9	SOLE DISPOSITIVE POWER 1,909,604 (1)
	10	SHARED DISPOSITIVE POWER 52,731 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,962,335 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 463,723 shares of Class A Common Stock owned directly by Mr. Gershwind; (ii) 153,540 shares of Class A Common Stock issuable upon the exercise by Mr. Gershwind of stock options that are currently exercisable or exercisable within 60 days of June 20, 2023; (iii) 18,782 shares of Class A Common Stock held by a family charitable foundation, of which Mr. Gershwind is a director; (iv) 162,457 shares of Class A Common Stock held by a trust over whose trustee Mr. Gershwind can exercise remove and replace powers (which shares are also reported as beneficially owned by Ms. Gershwind Fiverson); (v) 713,188 shares of Class B Common Stock owned directly by Mr. Gershwind; (vi) 200,000 shares of Class B Common Stock held by grantor retained annuity trusts of which Mr. Gershwind is the settlor, sole annuitant and trustee; (vii) 83,621 shares of Class B Common Stock held by a trust of which Mr. Gershwind is a trustee (which shares are also reported as beneficially owned by Ms. Bennett); and (viii) 114,293 shares of Class B Common Stock held by a trust over whose trustee Mr. Gershwind can exercise remove and replace powers (and which shares are also reported as beneficially owned by Ms. Bennett). Mr. Gershwind disclaims beneficial ownership of the 18,782 shares of Class A Common Stock held by the foundation and the 162,457 shares of Class A Common Stock and the 397,914 shares of Class B Common Stock that are beneficially owned by these trusts.
(2)	Consists of (i) 2,913 shares of Class A Common Stock held by a family charitable foundation, of which Mr. Gershwind is a director (which shares are also reported as beneficially owned by Ms. Gershwind Fiverson and Ms. Bennett), and (ii) 49,818 shares of Class B Common Stock held by a trust of which Mr. Gershwind is a co-trustee and beneficiary (which shares are also reported as beneficially owned by Ms. Gershwind Fiverson), and as to which shares, in each case, Mr. Gershwind has shared voting and dispositive power. Mr. Gershwind disclaims beneficial ownership of the 2,913 shares of Class A Common Stock held by the foundation and the 49,818 shares of Class B Common Stock held by the trust.
(3)	Based on (i) 47,257,675 shares of Class A Common Stock outstanding as of March 15, 2023, as reported by the Issuer in its publicly filed Quarterly Report on Form 10-Q for the quarterly period ended March 4, 2023, and (ii) 1,160,920 shares of Class A Common Stock issuable to the Reporting Person upon conversion of the 1,160,920 shares of Class B Common Stock as set forth in (1) and (2) above.

CUSIP No. 553530 10 6	SCHEDULE 13D	Page 4 of 9

1	NAME OF REPORTING PERSON Stacey L. Bennett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,070,157 (1)
	8	SHARED VOTING POWER 341,655 (2)
	9	SOLE DISPOSITIVE POWER 1,070,157 (1)
	10	SHARED DISPOSITIVE POWER 341,655 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,411,812 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 6,409 shares of Class A Common Stock owned directly by Ms. Bennett; (ii) 18,782 shares of Class A Common Stock held by a family charitable foundation, of which Ms. Bennett is a director; (iii) 162,462 shares of Class A Common Stock held by a trust over whose trustee Ms. Bennett can exercise remove and replace powers (which shares are also reported as beneficially owned by Ms. Gershwind Fiverson); (iv) 684,590 shares of Class B Common Stock owned directly by Ms. Bennett; (v) 114,293 shares of Class B Common Stock held by a trust of which Ms. Bennett is a trustee (which shares are also reported as beneficially owned by Mr. Gershwind); and (vi) 83,621 shares of Class B Common Stock held by a trust over whose trustee Ms. Bennett can exercise remove and replace powers (and which shares are also reported as beneficially owned by Mr. Gershwind). Ms. Bennett disclaims beneficial ownership of the 18,782 shares of Class A Common Stock held by the foundation and the 162,462 shares of Class A Common Stock and the 197,914 shares of Class B Common Stock that are beneficially owned by these trusts.
(2)	Consists of (i) 9 shares of Class A Common Stock held by a trust of which Ms. Bennett is a co-trustee and beneficiary (which shares are also reported as beneficially owned by Ms. Gershwind Fiverson); (ii) 252,338 shares of Class A Common Stock held by family charitable foundations, of which Ms. Bennett is a director (of which 249,425 shares are also reported as beneficially owned by Mr. Jacobson and 2,913 shares are also reported as beneficially owned by Ms. Gershwind Fiverson and Mr. Gershwind), and (iii) 89,308 shares of Class B Common Stock held by a trust of which Ms. Bennett is a co-trustee and beneficiary (which shares are also reported as beneficially owned by Ms. Gershwind Fiverson), and as to which shares, in each case, Ms. Bennett has shared voting and dispositive power. Ms. Bennett disclaims beneficial ownership of the 252,338 shares of Class A Common Stock held by the foundations and the 9 shares of Class A Common Stock and the 89,308 shares of Class B Common Stock held by the trust.
(3)	Based on (i) 47,257,675 shares of Class A Common Stock outstanding as of March 15, 2023, as reported by the Issuer in its publicly filed Quarterly Report on Form 10-Q for the quarterly period ended March 4, 2023, and (ii) 971,812 shares of Class A Common Stock issuable to the Reporting Person upon conversion of the 971,812 shares of Class B Common Stock as set forth in (1) and (2) above.

CUSIP No. 553530 10 6	SCHEDULE 13D	Page 5 of 9

1	NAME OF REPORTING PERSON Marjorie Gershwind Fiverson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 796,126 (1)
	8	SHARED VOTING POWER 2,913 (2)
	9	SOLE DISPOSITIVE POWER 796,126 (1)
	10	SHARED DISPOSITIVE POWER 2,913 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 799,039 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 324,919 shares of Class A Common Stock held by trusts over whose portfolio securities Ms. Gershwind Fiverson exercises voting and dispositive power (of which 162,457 shares are also reported as beneficially owned by Mr. Gershwind and 162,462 shares are also reported as beneficially owned by Ms. Bennett); (ii) 9 shares of Class A Common Stock held by a trust over whose trustee Ms. Gershwind Fiverson can exercise remove and replace powers (which shares are also reported as beneficially owned by Ms. Bennett); (iii) 3,638 shares of Class A Common Stock held by a trust over whose portfolio securities Ms. Gershwind Fiverson exercises voting and dispositive power; (iv) 14,913 shares of Class B Common Stock owned directly by Ms. Gershwind Fiverson; (v) 313,521 shares of Class B Common Stock held by a trust over whose portfolio securities Ms. Gershwind Fiverson exercises voting and dispositive power; and (vi) 139,126 shares of Class B Common Stock held by trusts over whose trustees Ms. Gershwind Fiverson can exercise remove and replace powers (of which 49,818 shares are also reported as beneficially owned by Mr. Gershwind and 89,308 shares are also reported as beneficially owned by Ms. Bennett). Ms. Gershwind Fiverson disclaims beneficial ownership of the 328,566 shares of Class A Common Stock and the 452,647 shares of Class B Common Stock that are beneficially owned by these trusts.
(2)	Consists of shares of Class A Common Stock held by a family charitable foundation, of which Ms. Gershwind Fiverson is a director, as to which shares Ms. Gershwind Fiverson has shared voting and dispositive power (which shares are also reported as beneficially owned by Ms. Bennett and Mr. Gershwind). Ms. Gershwind Fiverson disclaims beneficial ownership of all shares of Class A Common Stock held by the foundation.
(3)	Based on (i) 47,257,675 shares of Class A Common Stock outstanding as of March 15, 2023, as reported by the Issuer in its publicly filed Quarterly Report on Form 10-Q for the quarterly period ended March 4, 2023, and (ii) 467,560 shares of Class A Common Stock issuable to the Reporting Person upon conversion of the 467,560 shares of Class B Common Stock as set forth in (1) above.

CUSIP No. 553530 10 6	SCHEDULE 13D	Page 6 of 9

Explanatory Note

This Amendment No. 1 (the “Amendment”) amends the Schedule 13D filed on February 6, 2023 (the “Original Schedule 13D”) by Mitchell Jacobson, Erik Gershwind, Stacey L. Bennett and Marjorie Gershwind Fiverson (each person or entity, a “Reporting Person” and, collectively the “Reporting Persons”) with the U.S. Securities and Exchange Commission (the “SEC”).

This Amendment does not restate disclosures in the Original Schedule 13D that are not being amended, and should be read in conjunction with the Original Schedule 13D. Except as set forth herein, the Original Schedule 13D is unmodified. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On June 21, 2023, the Issuer announced that it had reached an agreement with the holders of its Class B Common Stock to reclassify the Issuer’s common stock to eliminate its Class B Common Stock, convert the outstanding shares of Class B Common Stock to shares of Class A Common Stock and eliminate the Issuer’s current dual-class structure (collectively, the “Reclassification”). In support of the Reclassification, the Issuer entered into a Reclassification Agreement, dated June 20, 2023 (the “Reclassification Agreement”), with the Reporting Persons.

The Reclassification Agreement provides that, following the satisfaction of the conditions thereto, the Issuer will amend and restate its Restated Certificate of Incorporation (the “A&R Charter”). Upon the A&R Charter being duly filed with the New York Secretary of State (the “Effective Time”), among other things, each share of Class B Common Stock issued and outstanding immediately prior to the Effective Time will be exchanged for 1.225 shares of the Issuer’s Class A Common Stock, par value $0.001 per share (“Class A Common Stock”). The A&R Charter also will change the voting standard relating to (i) approval of mergers, asset sales, dissolution and certain other significant transactions from a standard of two-thirds of the votes of all the outstanding shares entitled to vote thereon to a majority of the votes of all outstanding shares entitled to vote thereon (the “Voting Standard Amendment”) and (ii) the election of directors in uncontested elections from the current plurality of votes cast standard to a majority of the votes cast standard. Under the A&R Charter, contested elections of directors will be determined by a plurality of the votes cast standard.

The closing of the Reclassification is subject to customary conditions, including, (i) approval of the A&R Charter by the affirmative vote of (a) a majority of the issued and outstanding shares of Class A Common Stock and Class B Common Stock entitled to vote thereon, voting together as a single class, (b) a majority of the issued and outstanding shares of Class B Common Stock entitled to vote thereon, and (c) a majority of the issued and outstanding shares of Class A Common Stock held by the Unaffiliated Class A Holders (as defined in the Reclassification Agreement), (ii) approval of the Voting Standard Amendment by a vote of two-thirds of the issued and outstanding shares of Class A Common Stock and Class B Common Stock entitled to vote thereon, voting together as a single class, (iii) the effectiveness of the Issuer’s registration statement on Form S-4 to be filed with the SEC in connection with the Reclassification, (iv) approval by the New York Stock Exchange of the listing of the shares of Class A Common Stock into which the Class B Common Stock will be reclassified, exchanged and converted into, subject to official notice of issuance; and (v) the accuracy of the representations and warranties of each party set forth in the Reclassification Agreement and compliance with each party’s obligations under the Reclassification Agreement, in each case subject to customary materiality qualifiers.

CUSIP No. 553530 10 6	SCHEDULE 13D	Page 7 of 9

Subject to specified exceptions, the Reporting Persons who exercise voting rights with respect to Class A Common Stock and Class B Common Stock have irrevocably and unconditionally agreed to vote all of their shares of Class A Common Stock and Class B Common Stock, representing all of the issued and outstanding Class B Common Stock and approximately 66% of the combined voting power of the issued and outstanding Class A Common Stock and Class B Common Stock when voting together as a single class, in favor of the A&R Charter and the Voting Standard Amendment.

The Reclassification Agreement contains certain termination rights, including the right of either party to terminate for specified breaches of the other party (subject to a cure period), the requisite shareholder approvals not being obtained or if the Reclassification does not occur on or prior to March 20, 2024.

The Reclassification Agreement also sets forth the arrangements between the Issuer and the Reporting Persons relating to certain governance matters.

Following the Effective Time, the Reporting Persons, will have the right (so long as there have not been certain breaches of the Reclassification Agreement) to designate two individuals that the Issuer’s board of directors (the “Board”) will nominate for election to the Board so long as the Reporting Persons collectively beneficially own at least 10% of the total issued and outstanding shares of Class A Common Stock, it being understood that one of the two individuals nominated to the Board shall be Mr. Erik Gershwind for so long as Mr. Gershwind serves as the Issuer’s Chief Executive Officer. The initial Reporting Persons nominees shall be Mr. Mitchell Jacobson and Mr. Erik Gershwind. So long as the Reporting Persons collectively beneficially own, or are the owners of record of, less than 10% but 5% or more of the total issued and outstanding shares of Class A Common Stock following the Effective Time, they will have the right (so long as there have not been certain breaches of the Reclassification Agreement) to designate one individual that the Board will nominate for election to the Board, which such individual shall be Mr. Erik Gershwind for so long as Mr. Gershwind serves as the Issuer’s Chief Executive Officer.

The Reclassification Agreement imposes certain (a) limitations on the transfer of the shares of common stock held by the Reporting Persons during an initial 2-year period following the execution of the Reclassification Agreement subject to certain exceptions; (b) standstill limitations following the execution of the Reclassification Agreement and during the Standstill Period (as defined in the Reclassification Agreement) that include, among others, limitations on acquisitions of Issuer securities, making proposals for a merger or similar transaction and seeking to control or influence the business or policies of the Issuer subject to certain exceptions; and (c) voting restrictions that require the Reporting Persons, following the Effective Time, to vote all shares of Class A Common Stock they beneficially own that are in excess of 15% of the issued and outstanding shares of Class A Common Stock in proportion to the votes cast by the other holders of Class A Common Stock. The Reclassification Agreement provides that, in connection with the closing of the Reclassification, the Issuer and the Reporting Persons will enter into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which the Reporting Persons will be provided certain rights relating to the registration of their common stock. At the Effective Time, the Board will also (i) amend and restate the bylaws of the Issuer (the “A&R Bylaws”) to implement certain conforming changes in connection with the A&R Charter and to implement certain other changes to update the bylaws in accordance with best corporate practices and (ii) amend and restate the Board Corporate Governance Guidelines of the Issuer (the “Corporate Governance Guidelines”) and the charter of the Nominating and Corporate Governance Committee of the Board (the “NCG Committee Charter”) to incorporate the nomination procedures provided for in the Reclassification Agreement and to reflect modernizing, clarifying, and conforming changes in connection with the A&R Charter and A&R Bylaws.

In addition to the provisions stated above, the Reclassification Agreement contains customary representations, warranties and covenants of each of the parties thereto for a transaction of this type. The Issuer informed the Reporting Persons that it anticipates completing the Reclassification during the second half of 2023.

The description of the Reclassification Agreement set forth under this Item 4 and the full text of the Reclassification Agreement are each incorporated herein by reference. The Reclassification Agreement is being filed hereto as Exhibit 99.1.

CUSIP No. 553530 10 6	SCHEDULE 13D	Page 8 of 9

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read in its entirety as follows:

See Item 4 and the cover page for each Reporting Person, which are incorporated by reference herein.

References to percentage ownership of the Class A Common Stock in this Schedule 13D are based on (i) 47,257,675 shares of Class A Common Stock outstanding as of March 15, 2023, as reported by the Issuer in its publicly filed Quarterly Report on Form 10-Q for the quarterly period ended March 4, 2023 and (ii) 8,654,010 shares of Class A Common Stock issuable to the Reporting Persons upon conversion of 8,654,010 shares of Class B Common Stock. The Class A Common Stock has one vote per share and the Class B Common Stock has 10 votes per share.

(a)-(b) The aggregate number and percentage of shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated by reference herein.

In connection with the letter described in Item 4, the Reporting Persons may be deemed to constitute a “group” for the purposes of Section 13(d) of the Exchange Act and the rules thereunder, and may be deemed to collectively beneficially own 10,096,667 shares of Class A Common Stock (representing approximately 18.1% of the Class A Common Stock), comprising (i) 1,442,657 shares of Class A Common Stock and (ii) 8,654,010 shares of Class A Common Stock issuable upon conversion of 8,654,010 shares of Class B Common Stock held by the Reporting Persons. Each of the Reporting Persons expressly disclaims that they constitute a “group” for the purposes of Section 13(d) of the Exchange Act and the rules thereunder.

(c) The Reporting Persons have not effected any transactions in the Class A Common Stock during the 60 days prior to the filing of this Schedule 13D, except as described in this Schedule 13D.

(d) Except as otherwise set forth herein and to the best knowledge of the Reporting Persons, no person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of Class A Common Stock held by the Reporting Persons other than each of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

The description of the Reclassification Agreement set forth under Item 4 and the full text of the Reclassification Agreement are each incorporated herein by reference. The Reclassification Agreement is being filed hereto as Exhibit 99.1.

Item 7. Material to Be Filed as Exhibits.

Item 7 is hereby supplemented by adding the following:

Exhibit	Name
99.1	Reclassification Agreement, dated June 20, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 21, 2023).

CUSIP No. 553530 10 6	SCHEDULE 13D	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2023

*
MITCHELL JACOBSON

/s/ Erik Gershwind
ERIK GERSHWIND

*
STACEY L. BENNETT

*
MARJORIE GERSHWIND FIVERSON

* By:	/s/ Erik Gershwind
Erik Gershwind
as Attorney-in-Fact